FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
            Chief Financial Officer
            Teva Pharmaceutical Industries Ltd.
            (011) 972-2-589-2840
            George Barrett
            President and CEO
            Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
            Liraz Kalif / Kevin Mannix
            Teva Investor Relations
            (011) 972-3-926-7281 / (215) 591-8912

TEVA PROVIDES UPDATE ON GENERIC CELEBREX® LITIGATION

Jerusalem, Israel, March 21, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U.S. District Court for the District of New Jersey has issued a decision in its litigation over the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Pfizer's Celebrex® (Celecoxib) Capsules, 100 mg, 200 mg, and 400 mg, holding the three patents at issue valid and enforceable. Teva plans to appeal this decision.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                Name: Dan Suesskind
                                Title: Chief Financial Officer

Date: March 21, 2007